Filed by Microsoft Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.

Commission File No.: 000-28018

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or for any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.

Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.

All information in this communication is as of April 24, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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THE FOLLOWING REFLECTS STATEMENTS BY CHRIS LIDDELL, CHIEF FINANCIAL OFFICER OF MICROSOFT CORPORATION, AND IS TAKEN FROM THE TRANSCRIPT OF MICROSOFT CORPORATION’S THIRD QUARTER EARNINGS CONFERENCE CALL WHICH TOOK PLACE ON APRIL 24, 2008.

Lastly, before handing the call back to Colleen, I wanted to provide a brief update on our proposal to acquire Yahoo. With or without a Yahoo combination, Microsoft is focused on the online advertising market, which is expected to double by 2010 to $80 billion. Although Yahoo would accelerate our efforts, we have an existing strategy that is already centered on three key pillars, drive innovation in search, increase value to advertisers and publishers through innovation and scale, and grow user engagement across our MSN and Windows Live properties. We have an extremely talented engineering team, a great portfolio of advertiser and publisher tools, and key assets in information content, communications, and social networking. Lastly, we’re committed to compete in online advertising through organic investment, partnerships and acquisitions, such as aQuantive and Rapt.

With respect to Yahoo, we’re being clear as evidenced in the size of our offer premium that speed is of the essence for the deal to make sense and get folded into our online strategy. Unfortunately, the transaction has been anything but speedy, and has been characterized by what would appear to be unrealistic expectations of value. Our initial offer was extremely generous, more than 100 percent premium of the Yahoo core business. Our view on value is shaped by the long-term value of the company, and we intend to remain disciplined in our approach. The strongest argument that I’ve heard on why we should increase our bid, simply that we can afford to, is not one that I favor. We’ve yet to see tangible evidence that our bid substantially undervalues the company. In fact, we see the opposite. Yahoo continues to lose search share, and profitability continues to decline year on year. The results that they announced on Tuesday were in line with the guidance that they gave on their last earnings call on January 29th, after which their stock price closed at $19.05, and Wall Street analyst consensus on value was significantly decreased.

As outlined in our recent letter to the Yahoo board, unless we make progress with Yahoo towards an agreement by this weekend, we will reconsider our alternatives. We will provide updates as appropriate next week, these alternatives clearly including taking an offer to the Yahoo shareholders, or to withdraw our proposal and focus on other opportunities, both organic and inorganic.

With that being said, I would like to remind you that we’re here today to discuss our earnings, and we hope you understand that we can’t go beyond in the Q&A session what I’ve just said. With that, I’ll hand the call back to Colleen so we can get started taking your questions. Thank you.